Free Writing Prospectus dated March 1, 2023

Relating to Prospectus dated July 8, 2020

Filed Pursuant to Rule 433 under the Securities Act of 1933

Registration Statement No. 333-239504

OPTION CARE HEALTH ANNOUNCES SECONDARY OFFERING OF 13,000,000 SHARES OF COMMON STOCK AND COMMON STOCK REPURCHASE

BANNOCKBURN, Ill., March 1, 2023 (GLOBE NEWSWIRE) — Option Care Health, Inc. (“Option Care Health” or the “Company”) (NASDAQ: OPCH) announced today that an affiliate of Walgreens Boots Alliance, Inc. (the “Selling Stockholder”) has agreed to sell 13,000,000 shares of the Company’s common stock in an underwritten secondary offering. The Company will not receive any proceeds from the offering.

Goldman Sachs & Co. LLC is acting as the sole underwriter for the offering.

In addition, the Company has entered into an agreement to concurrently repurchase a number of shares of common stock from the Selling Stockholder equal to an aggregate purchase price of approximately $75 million at a price per share equal to the price at which the underwriter will purchase the shares from the Selling Stockholder in the offering, net of underwriting discounts and commissions. The concurrent share repurchase will be made under the Company’s share repurchase program and the repurchased shares will be held in treasury. The Company intends to fund the concurrent share repurchase with cash on hand. The closing of the concurrent share repurchase will be conditioned upon the closing of the offering and therefore there can be no assurance that the concurrent share repurchase will be completed. The offering is not conditioned upon the completion of the concurrent share repurchase.

A shelf registration statement on Form S-3 relating to the shares of common stock was filed with, and declared effective by, the Securities and Exchange Commission (the “SEC”). The offering may be made only by means of a free writing prospectus, a prospectus supplement and the accompanying prospectus, which will be filed with the SEC. You may get these documents for free by visiting the SEC’s website at www.sec.gov. Alternatively, copies may be obtained from:

Goldman Sachs & Co. LLC

Attn: Prospectus Department

200 West Street

New York, New York 10282

Tel: 866.471.2526

Email: Prospectus-ny@ny.email.gs.com

This press release shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sale of any securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state or jurisdiction.

About Option Care Health

Option Care Health is the nation’s largest independent provider of home and alternate site infusion services. With over 7,500 team members including more than 4,500 clinicians, we work compassionately to elevate standards of care for patients with acute and chronic conditions in all 50 states. Through our clinical leadership, expertise and national scale, Option Care Health is reimagining the infusion care experience for patients, customers and teammates.

Forward-Looking Statements - Safe Harbor

This press release may contain “forward-looking statements” within the meaning of the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements can be identified by words such as: “anticipate,” “intend,” “plan,” “believe,” “project,” “estimate,” “expect,” “may,” “should,” “will” and similar references to future periods. Examples of forward-looking statements include statements about the Company’s ability to consummate the offering and the Company’s use of proceeds from the offering.

Forward-looking statements are neither historical facts nor assurances of future performance. Instead, they are based only on our current beliefs, expectations and assumptions regarding the future of our business, future plans and strategies, projections, anticipated events and trends, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict and many of which are outside of our control. Our actual results and financial condition may differ materially from those indicated in the forward-looking statements. For a detailed discussion of the factors that could affect our actual results and financial condition, please refer to the risk factors identified in our SEC reports, including, but not limited to, our Annual Report on Form 10-K and Quarterly Reports on Form 10-Q, as filed with the SEC.

Any forward-looking statement made by us in this press release is based only on information currently available to us and speaks only as of the date on which it is made. We undertake no obligation to publicly update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise.

For Investor Inquiries:

Mike Shapiro, Chief Financial Officer

Option Care Health

312.940.2538

Investor.relations@optioncare.com